Morgan Stanley	Free Writing Prospectus to Preliminary Terms No. 5,211 Registration Statement Nos. 333-250103; 333-250103-01 Dated May 23, 2022; Filed pursuant to Rule 433

Commodity-Linked Notes due June 5, 2025

Based on the Performance of a Basket Consisting of Eight Commodities

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary terms referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

The notes offer 150% participation in the positive performance of an equally-weighted basket of eight commodities and provide for the repayment of principal in full at maturity, subject to our credit risk.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price / stated principal amount:	$1,000 per note
Pricing date:	May 31, 2022
Original issue date:	June 3, 2022 (3 business days after the pricing date)
Maturity date:	June 5, 2025
	Basket commodity	Bloomberg ticker symbol*	Weighting
	West Texas Intermediate light sweet crude oil futures contracts (“WTI crude oil”)	CL1	12.50%
Basket:	Brent crude oil (“Brent crude oil”)	CO1	12.50%
	Natural gas (“Natural gas”)	NG1	12.50%
	Corn – CBOT (“corn”)	C 1	12.50%
	Soybeans – CBOT (“soybeans”)	S 1	12.50%
	Wheat – CBOT (“wheat”)	W 1	12.50%
	Copper grade A (“copper”)	LOCADY	12.50%
	Zinc	LOZSDY	12.50%
	* Bloomberg ticker symbols are being provided for reference purposes only.
Payment at maturity:

The payment at maturity per $1,000 stated principal amount will equal:

$1,000 + supplemental redemption amount, if any

In no event will the payment at maturity per $1,000 stated principal amount be less than $1,000.

Supplemental redemption amount:	$1,000 × participation rate × basket performance; provided that the supplemental redemption amount will not be less than zero.
Participation rate:	150%
Basket performance:	The sum of the commodity performance values of each of the basket commodities
Commodity performance value:	With respect to each basket commodity: [(final commodity price – initial commodity price) / initial commodity price] × weighting
Determination date:	In respect of each basket commodity, June 2, 2025, subject to adjustment for a non-trading day or a market disruption event in respect of the applicable basket commodity.
Interest:	None
Commodity price:	See the accompanying preliminary terms.
Relevant exchange:	See the accompanying preliminary terms.

Summary Terms (cont.)
Initial basket commodity price:	The commodity price for the applicable basket commodity on the pricing date.
Final basket commodity price:	The commodity price for the applicable basket commodity on the determination date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.
CUSIP / ISIN:	61773QVR7 / US61773QVR72
Preliminary terms:	https://www.sec.gov/Archives/edgar/data/895421/00009 5010322008971/dp173629_fwp-ps5211.htm

Hypothetical Payout at Maturity1

Basket Performance	Return on Notes
+80%	120.00%
+70%	105.00%
+60%	90.00%
+50%	75.00%
+40%	60.00%
+30%	45.00%
+20%	30.00%
+10%	15.00%
+5%	7.50%
0%	0%
-5%	0%
-10%	0%
-20%	0%
-30%	0%
-40%	0%
-50%	0%

1All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Basket Commodities

For more information about the basket commodities, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

•	The notes do not pay interest and may not pay more than the stated principal amount at maturity.
•	The market price of the notes may be influenced by many unpredictable factors.
•	The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.
•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.
•	The amount payable on the notes is not linked to the price of the basket commodities at any time other than the determination date.
•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.
•	The estimated value of the notes is approximately $933.40 per note, or within $43.40 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.
•	Investing in the notes is not equivalent to investing in the basket commodities or in futures contracts or forward contracts on the basket commodities.
•	The notes will not be listed on any securities exchange and secondary trading may be limited.
•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.
•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Basket Components

•	Changes in the price of one or more of the basket commodities may offset each other.
•	Specific commodities’ prices are volatile and are affected by numerous factors specific to each market.
•	Suspensions or disruptions of market trading in commodity and related futures markets may adversely affect the price of the notes.
•	There are risks relating to the trading of metals on the London Metal Exchange.
•	An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities.
•	Differences between futures prices and the spot prices of the physical commodities which, in part, compose the basket may decrease the amount payable at maturity.
•	Legal and regulatory changes could adversely affect the return on and value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “General Information—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.